Brix Student Housing REIT, Inc.

3090 Bristol Street, suite 550

Costa Mesa, CA 92626

April 10, 2018

VIA: EDGAR, Email and Overnight Mail Coy Garrison, Esq. Special Counsel Office of Real Estate and Commodities Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

Re:	Qualification Request—Brix Student Housing REIT, Inc. (the “Company”) Offering Statement on Form 1-A; File No. 024-10767

Dear Mr. Garrison:

On hehalf of the Company, we hereby request qualification of the Company’s Offering Statement on Form 1-A on Thursday, April 12, 2018, at 12:00 p.m. EDT.

Please direct the Notice of Qualification to the undrsigned and to:

Gregory W. Preston, Esq.

Corporate Law Solutions, PC

907 Sandcastle Drive

Corona del Mar, CA 92625

gpreston@corp-law.com

949.760.0107

Thank you for your assistance and please do not hessitate to contact the undersigned or Mr. Preston with regard to any further matters.

Sincerely,

Brix Student Housing REIT, Inc.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer
rpacini@richuncles.com/949.662.1097

cc: Gregory W. Preston, Esq.